United States Securities and Exchange Commission
April 4, 2017

April 4, 2017

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Karl Hiller
Mark Wojciechowski
Lily Dang

Re:    Diamondback Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 1-35700

Ladies and Gentlemen:

Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 21, 2017 with respect to the Form 10-K for the fiscal year ended December 31, 2016 filed by the Company with the Commission on February 15, 2017 (the “Form 10-K”).
For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.
Form 10-K for the Fiscal Year ended December 31, 2016
Business and Properties, page 1
Our Pending Acquisition, page 1

1.
We note that you filed a Form 8-K on March 6, 2017 to report that on February 28, 2017, you completed the acquisition of leasehold interests and related assets from Brigham Resources Operating, LLC and Brigham Resources Midstream, LLC for an aggregate purchase price of $2.55 billion. You indicate the acquisition included 48 gross producing horizontal wells and 16 gross producing vertical wells. However, you did not include financial statements for these properties nor disclosure pursuant to Item 9.01(a)(4) of Form 8-K, applicable when historical and pro forma financial statements are required but will be provided in an amendment rather than the initial report.

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
April 4, 2017

We generally consider an acquisition of working interests in producing oil and gas properties to be a business for reporting purposes under Item 2.01 of Form 8-K and Rule 3-05 of Regulation S-X. Please clarify whether you intend to provide this financial information and if so the timing. If this is not your intent, please submit the analysis of significance that you performed in formulating your view.
Response: The Company acknowledges the Staff’s comment with respect to the historical and pro forma financial statements relating to certain assets acquired by the Company from Brigham Resources Operating, LLC and Brigham Resources Midstream, LLC, which acquisition was completed on February 28, 2017 (the “Brigham Acquisition”). The Company will file historical and pro forma financial statements relating to the Brigham Acquisition on a Form 8-K under Item 9.01(a) and (b), respectively, not later than 71 days following March 6, 2017, the date of filing of the Company’s Current Report on Form 8-K reporting the closing of the Brigham Acquisition.
If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer and
cc:	Seth R. Molay, P.C.	Executive Vice President
Akin Gump Strauss Hauer & Feld LLP